June 5, 2006

Zip+4 Code: 20549

Via Fax & U.S. Mail

Mr. Douglas Waugh
Chief Executive Officer and Chief Financial Officer
Fortuna Gaming Corp.
4585 Canada Way
Suite 104
Burnaby, British Columbia, Canada V5G 4L6

RE: Fortuna Gaming Corp. the "Company")
Form 10-K for the year ended October 31, 2005
File No. 0-50389

Dear Mr. Waugh:

We received your response dated May 24, 2006 in response to our letter dated April 4, 2006, and have the following additional comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please respond to confirm that such comments will be complied with. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days.

Note 1. Nature of Operations
   d) Change of Business and Use of Consultants During re-organization and Start-Up Stage-post June 28, 2005

1.   We note your response to previous comment 3. Please expand your disclosure to provide the information included in the response letter to this comment. Also, please tell us and expand your disclosure to explain why you believe that Fortuna Gaming is the accounting acquirer when they received less than a majority of the Company's outstanding common shares in connection with the share exchange transaction.

Note 6. Share Capital

2.   We note your responses to our prior comment numbers 4 and 5 but do not believe that your responses adequately addressed the concerns raised in our prior comments. In this regard, please explain how you determined the fair value of the 480,000 shares issued in consideration for $84,000 in consulting fees and the 35,200,000 shares issued for $88,000 in consulting fees during 2005. As part of your response, please explain why the fair value of these shares was significantly less than the $2.50 per share received in connection with the Company's October 2005 private placement. Additionally, your response indicates that the shares issued in each of these transactions were valued at a 50% discount to the market value of the stock at the time of the plan adoption. Please note that shares issued in these transactions should be valued at the "measurement date" in accordance with the guidance in EITF 96-18. Furthermore, discounts in excess of 10 to 15% should not be used to give effect to restrictions impacting the marketability of the shares. Accordingly, please revise your financial statements to reflect the issuance of the shares in these transactions at the fair market value of the shares on the measurement date in accordance with the guidance in paragraph 8 of SFAS No.123 and EITF 96-18.

Item 8. Changes in and disagreements with accountants

3.   We note your response to previous comment 7. The Form 8-K filed on January 30, 2006 was designated as an Item 8.01 Form 8-K when it should have been designated as an Item 4.01 Form 8-K. Furthermore, it did not fully comply with the requirements of Item 3-04 of Regulation S-B. More specifically, it does not include a letter from the former accountants as Exhibit 16 indicating whether they agree with the company's statements. Furthermore, it does not state whether there were any disagreements with the former accountants through the date of resignation. Please file an Item 4.01 Form 8-K that addresses the aforementioned issues as soon as possible.

Item 8.A. Controls and Procedures

4.   We note your disclosure to previous comment 8. Please expand your disclosure to provide the information included in the response letter to this comment.

Other

5.   As indicated in your letter dated May 24, 2006, please file an amendment to your October 31, 2005 Form 10-KSB and you January 31, 2006 Form 10-QSB that incorporate the comments in our letters dated April 4, 2006 and June 2, 2006.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief